EXHIBIT 99.12

CONSENT OF AUTHOR

David Dodd, FSAIMM
MDM Technical (Pty) Ltd
Corner Hendrik Verwoerd and Will Scarlet Road
Johannesburg South Africa

US Securities and Exchange Commission

I, David Dodd, FSAIMM, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report on the Optimisation of the Feasibility Study of the Burnstone Project, Mpulamalanga Province, Republic of South Africa” dated June 21, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 28th day of March 2008.

signed and sealed
David Dodd, FSAIMM